UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20509

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                              Cannon Express, Inc.
                           --------------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)


                                  137694 10 5
                           --------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed an amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



This document consists of 7 pages













SCHEDULE 13G
CUSIP No.  137694 10 5
Page  2  of  7  Pages


1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dean G. Cannon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [X]
     (b) [ ]
     See attached Exhibit to Schedule 13G

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5     SOLE VOTING POWER

           631,250

     6     SHARED VOTING POWER

           612,625

     7     SOLE DISPOSITIVE POWER

           631,250

     8     SHARED DISPOSITIVE POWER

           612,625

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,243,875

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     58%

12   TYPE OF REPORTING PERSON*

     IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!



SCHEDULE 13G
CUSIP No.  137694 10 5
Page  3  of  7  Pages

1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rose Marie Cannon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [X]
     (b) [ ]

     See attached Exhibit to Schedule 13G

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5     SOLE VOTING POWER

           610,125

     6     SHARED VOTING POWER

           633,750

     7     SOLE DISPOSITIVE POWER

           610,125

     8     SHARED DISPOSITIVE POWER

           633,750

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,243,875

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     58%

12   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!




SCHEDULE 13G
CUSIP No.  137694 10 5
Page  4  of  7  Pages

ITEM 1(a)     NAME OF ISSUER:

              Cannon Express, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1457 Robinson, P. O. Box 364, Springdale, Arkansas

ITEM 2(a)     NAME OF PERSON FILING:

              Dean G. Cannon ("DGC"); Rose Marie Cannon ("RMC")
              Unless otherwise indicated, answers to Items 2 through 10 below apply equally to DGC and RMC.

      (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              2500 Valley View
              Springdale, Arkansas  72764

      (c)     CITIZENSHIP:

              United States of America

      (d)     TITLE OF CLASS OF SECURITIES:

              Class A Common Stock, par value $0.01 per share

      (e)     CUSIP NUMBER:

              137694 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]       Broker or Dealer registered under Section 15 of the Act

(b) [ ]       Bank as defined in Section 3(a)(6) of the Act

(c) [ ]       Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

(g) [ ]       Parent Holding Company, in accordance with
              Sec. 240.13b-1(b)(1)(ii)(G)

(h) [ ]       Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

                   Not Applicable
SCHEDULE 13G
CUSIP No.  137694 10 5
Page  5  of  7  Pages


ITEM 4.      OWNERSHIP.

     (A)     AMOUNT BENEFICIALLY OWNED:

             1,243,875

     (B)     PERCENT OF CLASS:

             58%

     (C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)  sole power to vote or direct the vote

                  DGC:  631,250
                  (Note 1: Includes 625,000 shares directly owned by DGC and 6,250 shares subject to presently exercisable options)

                  RMC:  610,125
                  (Note 2: Includes 603,875 shares directly owned by RMC and 6,250 shares subject to presently exercisable options)

             (ii) shared power to vote or to direct the vote

                  DGC:  612,625
                  (Note 1: Includes 603,875 shares owned by RMC to which shared power is attributed due to her relationship as spouse to DGC, 6,250 shares subject to presently exercisable options in favor of RMC and 2,500 shares held jointly with right of survivorship by DGC and RMC.)

                  RMC:  633,750
                  (Note 2: Includes 625,000 shares owned by DGC to which shared power is attributed due to his relationship as spouse to RMC, 6,250 shares subject to presently exercisable options in favor of DGC and 2,500 shares held jointly with right of survivorship by DGC and RMC.)

             (iii) sole power to dispose or to direct the disposition of

                  DGC:  631,250
                  See Note 1 to Item 4(c)(i)

                  RMC:  610,125
                  See Note 2 to Item 4(c)(i)

             (iv) shared power to dispose or to direct the disposition of

                  DGC:  612,625
                  See Note 1 to Item 4(c)(ii)

                  RMC:  633,750
                  See Note 2 to Item 4(c)(ii)
SCHEDULE 13G
CUSIP No.  137694 10 5
Page  6  of  7  Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

            Not Applicable































SCHEDULE 13G
CUSIP No.  137694 10 5
Page  7  of  7  Pages



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 3, 1995

Date


/s/ Dean G. Cannon
__________________________________
Dean G. Cannon


/s/ Rose Marie Cannon
__________________________________
Rose Marie Cannon

































Exhibit to Schedule 13G

     Pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission (the "Commission"), the undersigned hereby agree that the Schedule 13G to which this Agreement is attached as an exhibit is filed with the Commission on behalf of each of the undersigned as spouses with respect to their ownership of Class A Common Stock, par value $.01 per share, of Cannon Express, Inc.

     In Witness Whereof, the parties have executed this Agreement as of this 3rd day of July, 1995.



/s/ Dean G. Cannon
______________________________
Dean G. Cannon



/s/ Rose Marie Cannon
_______________________________
Rose Marie Cannon